UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

FACET BIOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

         30303Q103

(CUSIP Number)

Michael C. Neus

Perry Corp.

767 Fifth Avenue, 19th Floor

New York, New York 10153

(212) 583-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              March 10, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 30303Q103	Page 2 of 11 Pages

1	Name of Reporting Person

Perry Corp.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		1,300,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,300,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,300,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

5.18%

14	Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 30303Q103	Page 3 of 11 Pages

1	Name of Reporting Person

Richard C. Perry

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

5	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		1,300,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,300,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,300,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

5.18%

14	Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 30303Q103	Page 4 of 11 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Facet Biotech Corporation, a Delaware corporation (the “Issuer”) acquired by private investment funds for which Perry Corp. acts as general partner and/or investment advisor. The address of the principal executive office of the Issuer is 1500 Seaport Boulevard, Redwood City, CA 94063.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty. The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004. Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares were acquired by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such private investment funds. The total purchase price for all Shares held by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser was $35,070,445.

Item 4.	Purpose of Transaction.

The Shares were purchased for investment purposes and were not acquired with the purpose or intent of changing or influencing the control of the Issuer. The Reporting Persons are filing this Schedule 13D as a result of the March 9, 2010, announcement of a proposed acquisition of the Issuer by a party unrelated to the Reporting Persons, as further described in the Issuer’s Current Report on Form 8-K filed on March 10, 2010. Although (i) the proposed acquisition involves a party unrelated to the Reporting Persons and (ii) the Reporting Persons are not otherwise participating in the proposed

CUSIP No. 30303Q103	Page 5 of 11 Pages

acquisition, as a result of the announcement, the Reporting Persons could be deemed, as of the Date of Event, to hold the Shares with the effect of changing or influencing control of the Issuer.

Perry Corp. may engage in communications with respect to the terms and conditions of the proposed acquisition with the Issuer and other stockholders of the Issuer or with other third parties, including the Issuer’s proposed acquirer or its affiliates. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including (i) the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Shares now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons reserve the right, at any time, to change their plans or intentions and to take or refrain from taking any and all of the above actions or any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in the Schedule 13D as amended or supplemented, or such as would occur in connection with any of the proposals discussed in the Schedule 13D as amended or supplemented.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of February 15, 2010, the number of Shares outstanding was 25,093,117 according to the Issuer’s Form 10-K filed on February 24, 2010. As of the Date of Event, Perry Corp. is the indirect beneficial owner of 1,300,000 Shares, which constitutes 5.18% of the Issuer’s outstanding Shares. Perry Corp. has sole power to vote and sole power to dispose of the 1,300,000 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

(c)        Except as set forth on Exhibit C attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by either Perry Corp. or Richard C. Perry.

(d)       The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 30303Q103	Page 6 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

Exhibit B – Power of Attorney, dated as of June 21, 2005, granted by Richard Perry in favor of Paul Leff and Michael Neus.

Exhibit C – Transactions in the Shares effected in the past 60 days

Schedule A – Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

CUSIP No. 30303Q103	Page 7 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 19, 2010	PERRY CORP.
By:	/s/ Michael Neus*
Name:	Richard C. Perry
Title:	President

Date: March 19, 2010	RICHARD C. PERRY
By:	/s/ Michael Neus*

*By Michael Neus, attorney-in-fact

CUSIP No. 30303Q103	Page 8 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Facet Biotech Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 19, 2010	PERRY CORP.
By:	/s/ Michael Neus*
Name:	Richard C. Perry
Title:	President

Date: March 19, 2010	RICHARD C. PERRY
By:	/s/ Michael Neus*

*By Michael Neus, attorney-in-fact

CUSIP No. 30303Q103	Page 9 of 11 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. (“Perry”) and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry

Richard Perry

CUSIP No. 30303Q103	Page 10 of 11 Pages

EXHIBIT C

Transactions in the Shares of Facet Biotech Corporation effected in the past 60 days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Perry Partners International Inc.	3/10/2010	Open Market Purchase	372,600	$26.9478
Perry Partners International Inc.	3/10/2010	Open Market Purchase	372,600	$26.9600
Perry Partners International Inc.	3/10/2010	Open Market Purchase	223,560	$26.9602
Perry Partners L.P.	3/10/2010	Open Market Purchase	127,400	$26.9478
Perry Partners L.P.	3/10/2010	Open Market Purchase	127,400	$26.9600
Perry Partners L.P.	3/10/2010	Open Market Purchase	76,440	$26.9602

CUSIP No. 30303Q103	Page 11 of 11 Pages

SCHEDULE A

Executive Officers Perry Corp. (other than Richard C. Perry)

Name	Title	Citizenship

Randall Borkenstein	Managing Director, Chief Financial Officer and Treasurer	USA
Michael C. Neus	Managing Director, General Counsel and Secretary	USA
George R. Brokaw	Managing Director	USA
Paul Leff	Managing Director and Chief Investment Officer	USA
Alp Ercil	Managing Director	USA
Andrew Isikoff	Managing Director	USA
Chetan Kapoor	Managing Director	USA
David Russekoff	Managing Director	USA
Adam Stanislavsky	Managing Director	USA
Emma Warson	Managing Director	UK

Each of the persons listed above is a citizen of the United States of America, except for Emma Warson, who is a citizen of the United Kingdom. The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.